EXHIBIT 99.7

Infosys Technologies

Moderator: Sandeep Mahindroo

April 14, 2006

7:30 am CT

Operator

Good morning. My name is (Angela) and I will be your conference operator today.At this time I would like to welcome everyone to the Infosys Fourth Quarter and FY '06 Earnings Results conference call.

All lines have been placed on mute to prevent any background noise. After the speaker's remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press star then the number 2 on your telephone keypad. Thank you.

Mr. Mahindroo, you may begin your conference.

Sandeep Mahindroo

Good morning and thank you all for joining us today to discuss the financial results for the quarter and year ended March 31, 2006.

I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this conference call is CEO and President, Mr. Nandan Nilekani, CEO, Mr. Kris Gopalakrishnan and CFO, Mr. Mohandas Pai along with other members of the team of management.

We'll start with the (unintelligible) performance of the company for the recently concluded quarter and also for the quarter ending June 30, 2006 and the year ending March 31, 2007. After that we'll open up the discussion for Q&A.

Before I pass it to Mr. Nilekani, I would like to remind you that anything that we say is (unintelligible) forward-looking statements and must be read in conjunction with the rest of the company's (unintelligible).

Upon statement and explanation of these risks are (unintelligible) in the SEC. This can be found on www.sec.gov.

I'd now like to pass on the (unintelligible).

Nandan Nilekani

Thank you, Sandeep. And I'd like to welcome each and every one of you to this call. I am sorry that , you know, we are having this call on I guess a Friday morning for a lot of you and it's a long weekend so our apologies for that.

I think this has been a good year for us. Our revenues for the full year have come in at $2.15 billion with the year- to-year growth of 35%. And our fourth quarter revenues have come in at $593 million, which is up 30% from the previous quarter of the corresponding last fiscal.

The earnings per ADS has increased to 56 cents from 47 cents in the corresponding quarter last fiscal. This year is also the 25th year of the formation of Infosys, so we have taken a number of investor oriented decisions . We will have a stock dividend to shareholders including (ADS) shareholders in the ratio of 2 for 1. That means one additional ADS for every ADS held , subject to the approval of shareholders. Similarly we have announced a silver jubilee special dividend of rupees 30 per ADS) which is equal in to dollars .67 per ADS at the prevailing rate of 44.4 rate. And also a final dividend of 19 cents per ADS , which are both subject to the approval of the shareholders. And these dividends are payable at the prevailing rate on that - on the prevailing exchange rate.

We also would like to share our outlook for the quarter, June 30 and the year ending March '07. We expect revenues to between $628 and $633 million for the quarter ending June 30 and between $2.76 to $2.80 billion for the fiscal year ending March 31 of '07. This translates into a quarter year-to-year growth of 31.9% to 33% and a year-to-year growth on an annual basis of 28% to 30%.

We also expect consolidated earnings per ADS to be between 56 and 57 cents for the quarter ended June 30 which is a year-to-year growth of 24% to 26% and between $2.57 and $2.61 for the fiscal year ending March '07, which is between 26 to 28 cents.

I think this has been a very good year for us. We have grown. It took us 23 years to reach our first $1 billion and it has taken us 23 months to reach our second billion. And we believe that the global IT services industry is showing signs of stronger growth. We are seeing an uptake in discretionary spending and it's very clear to us that all our customers are fundamentally going to use a global model for all future delivery of IT services and therefore this puts us in a very strong position to take advantage of this opportunity that is in the marketplace.

I think at this point I'll request my colleague, Kris to speak about some of the other dimensions of our performance this quarter and the future.

S. Gopalakrishnan

Thank you, Nandan and good morning and good afternoon and good evening to every one of you. Let me give you some highlights from the client data.

We added 38 new clients this quarter taking the total number of active clients to 460. More importantly we have 221 $1 million dollar clients, 9 $50 million client, 1 client contributing revenue of more than $90 million. Our account receivable is a good 62 days up on <phrase inaudible> to 62 days.

From an industry perspective banking and financial services, telecom have grown faster than the other groupings so banking and financial services 29.2% of our revenues and telecom is 16.3% of revenues.

From a services perspective we continue to see healthy momentum in our enterprise solutions or package implementation service. This is a service which is closer to consulting and, you know, typically delivered at higher price points and it is 17.1% of our revenues.

Our products are still doing well so it's about 3.2% of our revenue. From a utilization perspective utilization has come down to (77)% and we have added more than 5,100 employee across this quarter, of which 1,620 employees were at the experienced level. So because of that our utilization has come down slightly to (77)%. Our utilization including trainees is 69.7 it is in the range which we want it be high 70s low 80s.

For the year fiscal year 2007 we plan to add 25,000 gross number of employees and in the first quarter we plan to 8,000 gross employees. With this I'm going to hand it over to Mohan to talk about the numbers in detail.

Mohandas Pai

Thank you, Kris. Folks, if you look at the fourth quarter figures our gross profit is 40.3% as against 43% the previous quarter. SG&A is up at 14% as against 13.6%. Operating income has come down to 26.3% as against 29.4%. I want to explain the reasons for this. In this quarter that is the fourth quarter the rupee dollar exchange rate went the other way. The rupee appreciated and the average rupee dollar rate was 44.22 as against <word inaudible? in the third quarter. This had an impact on the operating margin by 1.3% so the 26.3% on a normalized basis would have been 27.6%. Depreciation and amortization which is part of the cost of revenue went up to 5.5% this quarter primarily because the last quarter before the end of the year from 4.6%, so the increase on a comparative basis 0.9%.

And also since we reduced the utilization as planned but we hired slightly more people than what we had planned compared to the guidance we incurred an extra cost of 0.7%. If you add all three you come to a more normalized margin for this quarter at the operating <phrase inaudible> around 29%.

The impact of the rupee appreciating was felt in the lower forex loss in the other income column which also went up because of higher interest received and we had a lower forex loss of about $3-1/2 million on account of translation, on account of forex differences.

In the previous quarter you will recall that we had a $10 million upswing in the operating income because the rupee depreciated. At the same time we had $12.5 million negative in the non-operating part of the income statement because of forex differences on account of translation.

If we strip out the rupee movement in the previous quarter and this quarter the operating margins are almost similar. So we met our guidance of 56 cents. We added on more people than we had anticipated because we want to build the momentum for the future and I think we have done well. The top ten customers are in good shape. The top ten customers grew by 10.2% sequentially compared to the growth rate in the third quarter, higher than the revenue growth of about 6.1%. And we are seeing that the top ten customers have come back.

We find another interesting trend. In the (BFSI) sector we find a positive growth this quarter. The same quarter last year we saw a decline in the (BFSI) compared to the previous quarter and this again is good news. Like Kris said we have nine customers who give us more than < phrase inaudible>customers. People keep asking us questions as to the big deals. Big deals do not mean big customers.

We have got 9 customers who give us more than $50 million of business and we have grown that organically the largest customer gives us more than $90 million of business and if you anticipate doing the same for the next five years that's $450 million of business at a pretty good value to us and to the customer.

So overall the buildup a high quality client portfolio with $1 million customers make up about 96.9% of the total revenues that we have and about 327 customers who are non-million dollars make up 3.1% of the total revenue. That means even by increasing the revenue from the ( existing customers we have the ability to grow in the next financial year.

We also have seen that our subsidiaries have done as per budget. Progeon had a revenue of $85.55 million and 24.7% net. Infosys Australia has $72.71 million and has done well for the full year in terms of profitability. Infosys consulting has done 32.35 on a standalone basis.

They were expected to be profitable in the fourth quarter but in the fourth quarter they did make a loss because of accelerated <word inaudible>. Infosys China we had a loss again in the fourth quarter as again <word inaudible> profit because some of the global business that we anticipated did not come up and we are putting in re double efforts.

I will now hand over to (Bala) to give you some update on the guidance for fiscal year '08. (Bala) please.

Bala

Hi. We are guiding your revenue growth revenue growth of 28% to 30% in fiscal '07 and a EPS growth between 26% to 28%. When we are giving the guidance we are assuming the billing rates to be stable. We are not factoring in any price increases for the next full year. We also factored in the increase in salaries between 14% to 15% offshore in India and 3% outside India. We are factoring in a stable margin environment for the next full year.

If we look at fiscal '06 we have a operating margin of 27.8%, going forward into next year for the whole year we are factoring in a stable margin, tax rates we had assumed to be same because our effective tax rate today between 11.5% to 12%.

It will continue to be the same. The difference between the top line and the EPS growth is mainly due to some dilution due to ESOP exercise and also due to the increased costs which comes into effect because of the stock compensation).

As you are know we are entering into a new environment of FASB 123R relating to charge to be <phrase inaudible> for the issue of stock option. So next year we have to take a charge of something around $4 million which is already factored in the guidance. So if you set off this I think the top line growth is in line with the bottom line growth. We are assuming investment I mean CAPEX of our around 360 to $400 million for next year. The depreciation factors that so overall next year we are talking about stable margins and a growth of 28% to 30%.

Now we can take questions from you.

Operator

Ladies and gentlemen, to ask a question please press star 1 on your telephone keypad.

Your first question comes from the line of Joseph Vafi at Jefferies & Co.

Joseph Vafi

Good evening gentlemen and congratulations on a very good quarter here. I was wondering if we could talk a little bit about some of the largest clients and their outlook for the new fiscal year. We looked through the metrics and we see that the largest client actually became a larger percentage of revenue as did the top five and the top ten on a sequential basis.

And I was wondering if we could get some color as to how you see them performing in the new fiscal year and is that one of the reasons we are seeing some strong guidance out of the company for fiscal '07?

S. Gopalakrishnan

So as (Mohan) already said, the top ten clients grew faster this quarter at 10.2% compared to the company growth of (6. odd percentage).. And for the entire year the last 12 months the top 10 clients grew at 41.5%. Typically we have churn within the top 10 accounts because, you know, somebody may slow down Somebody may reach a plateau and get replaced by a new set of names and that has happened in the last one year also. We have a new set of and not every one of them but some churn in the ( top ten clients. But clearly each one of them is growing now and that is why we are seeing this growth.

And we expect that, you know, these will form the kind of the basis for significant growth and in most of these clients we are delivering multiple services from consulting to, you know, package implementation to application development maintenance to inrastructure management and in some cases business process outsourcing also.

Just to, you know, illustrate this, for example, for one of - an (oil) major we just got the first part of an order for a multiyear process (fitness) project which if we get the complete project could run into several million dollars, impact several - more than $100 million actually. So, you know, that's the type of projects we are getting from these clients.

We have because of the long-term and large relationship we have we have visibility into their budget as usual . And this is what is giving us the confidence to say that the business - the environment today is positive towards outsourcing, towards offshore outsourcing and the fitness with the services Infosys has to their requirements.

Joseph Vafi

Okay. And then one follow-up question on the new guidance then. The implied stable margins with, you know, with the assumptions on a certain amount of salary increases. Are you assuming kind of the same amount of 2% to 3% increases to bill rates in fiscal '07 as part of the offset here? And what are maybe some of the other offsets to get back to a stable margin here for fiscal '07 as we kind of know that everyone in the offshore IT industry is staffing up a little bit faster and heavier than they have maybe in previous fiscal years? Thanks.

Bala

Well (Bala) here. Right now we are seeing the pricing environment to be stable, so going forward into next year our guidance that factors in the pricing to be stable we are not assuming any increase in the prices. And to offset for the wage increase will come in terms of scale benefits we get on the <word inaudible>. So we are not factoring in any increase in the prices for guidance for next fiscal. We are assuming the pricing environment to be stable.

Joseph Vafi

Thank you.

Operator

Your next question comes from Rod <name inaudible> of Bernstein.

Rod

Hello guys. Yes Rod <name inaudible>here. You had originally guided to flat fiscal '06 operating margin and it appears fiscal '06 ended with margins down about 80 basis points. And I just I guess the question here is what's the main reason the margin was a little weaker than what you had originally planned for in fiscal 2006?

Mohan

The main reason lies in the the fact that when you look at the rupee dollar rate going forward you normally take a flat rupee dollar rate and you try to hedge during the course of the year. And we have guided to a flat rupee dollar rate, but if you look at the experience from the previous year, in terms of the rupee, we have found that the rupee has, that the impact of the rupee dollar base for the entire fiscal has been about 1.75% - 1.95% of revenues. Of this 0.85% is a non-operating income level and the balance of 1.10% is an operating income level.

So it is basically the rupee which has been the key factor in shifting and we also say that at any point of time the operating income would defer between a range of 50 to 150 basis points. And that is the range that we are comfortable with for a year, but not in the long-term cumulatively because cumulatively we want it to be in the narrow band. But this year it has been the rupee and average rupee dollar rate has gone up. The rupee has appreciated and this has hurt us somewhat.

Rod Bourgeois

All right let me just make sure I understand that. Because I went back to the notes. It looked like the assumption at the beginning of the fiscal year for the rupee was 43.62. Can you tell me what the actual was for the full year?

Mohan

Well I think at that beginning of the year the rupee was 43.68 .Yes, you said that. And for the entire year (unintelligible), for the entire year it was 44.21 on an average and this has had its impact.

Rod Bourgeois

Okay. All right. And another thought on this here is in the earlier call for the Indian investors, it appears you talked about not needing to win large deals in order to hit the guidance that you provided for fiscal '07. And I guess the question that I have is can you actually win large deals without sacrificing margins? Because I think you indicated that you would not win large deals if they would come in at below corporate average margins.

So can you actually win these larger deals that are put out to bid without sacrificing margins? Is that something that you can account for in your operating model?

Kris

So on the first question, there is not sufficient predictability on these large deals. It is almost zero or one. You win or you don't win. And so when we give guidance we do not want to factor something which is quite uncertain at this point when we give guidance. So that's why we said we do not factor in any large deal in the future. Of course the ABN deal which was already won is in the, you know, is already factored in our current numbers.

Now to the second question about can we win without sacrificing margins, so we will be selective in what we go after. We will look at what is the impact of taking this project or taking this deal on our overall portfolio of income, you know, income as a portfolio level based on services, based on customers, based on, you know, <word inaudible> stage of execution we are and this like that, you know, when the customer came in, at what rate, et cetera.

So based on that portfolio, based on what capacity we have, we will decide at that point whether we need to be selective or aggressive. And right now we feel that we need to be selective. We have won large deals in the past. And as (Mohan) was mentioning, if you look at the nine $50 million plus relationships we have, and these are multiyear relationships, even though contractually, you know, they are not multiyear, but we have had a history of holding on to clients for a long term, you know, it can translate to $450 million - I'm sorry, $250 million in a five times 50 each actually. And that is kind of a large deal. You can think of this as a large deal also.

I hope that answers your question.

Rod Bourgeois

Yes

Mohan

I also have something to comment on. I want to clarify what I said earlier. The clarification is that the distinction between the - what I gave on the rupee was based upon the actual for the previous year and the actuals for the current year, and the rupee has impacted that. But if you look at the guidance for the year at the beginning of '06 and the actuals for this year, the decline in margin has been primarily because of increase in depreciation by about 0.5%. The depreciation charge has been higher than what we are given in the guidance by 0.5% and I think that explains the majority of the difference in the margin between the guidance and what you see here.

Rod Bourgeois

You are just saying that the actual for last year was different than the rupee guidance you were assuming when you guided to fiscal '06 originally?

Mohan

What I'm saying is the rupee difference that we just spoke about, the 1.1% is based upon the actuals for '05 compared to the actuals for '06. In the guidance for '06 we had taken a particular rupee figure and the difference is not very material. But within the guidance for '06 and the actuals for '06 you will see a decline in the margin. It's because of - the main reason is because of the increase in amortization depreciation charge 0.5%, 50 basis points on the operating line.

And also if you go back to the data you'll find that we have increased the number of people that we have hired this year compared to the figures that we gave in the original guidance. We have done that primarily to make sure that we have enough people at the end of the year to ensure sufficient growth in fiscal '07.

We have said in the guidance that we'll hire about 12,600 people gross. We ended up with hiring about (22,800) people gross. So the difference is also because of the fact that we hired more people and we could grow faster than what we said earlier in the guidance for '06. And that also led to a higher employee cost not on a per capita basis but on a total employment basis and that enables us to have a deeper bench to take care of revenues in the first quarter.

Rod Bourgeois

Got it. You clearly beat on revenues and that probably added some costs. I think that makes perfect sense.

Mohan

Yeah but it also means that end of the year we had more people on the bench than what we had in the beginning. So, you know, that's why we don't see any <word inaudible> decline in margins.

Rod Bourgeois

Okay, great. Hey, a question on the wage inflation. This is more from a market perspective. The wage inflation you're targeting for fiscal '07 is in line with the prior year. So it's at a normal level. Do you think your competitors in the Indian market, the Indian IT services firm will be able to keep their wage inflation to a normal level? Or do you think wage inflation for some of the other players in the industry might creep up this year?

Mohan

I don't want to comment on other people because we are competitors. But all I can say is we pay wages in India and we page wages outside. If you look at offshore players, for the wages we pay outside we probably are higher than where they are on an average. And some of them have disclosed that they are trying to play catch up, and that is going to impact the total wage cost.

And for the next year too, we have taken an average which we think will place us right at the top. As for the offshore salaries are concerned, I think for a great majority of the people who are competing for offshore position excluding MNCs we are right at the top. And with the wage increases in the month in April the difference between us and the rest of the crowd will increase. And if they have to play catch up they could see an increase in their - in the wage cost.

Rod Bourgeois

Perfect. That makes perfect sense. Thank you guys.

Operator

Your next question comes from the line of Trip <name inaudible> with Global Equities Research.

Trip Chowdhry

Thank you and good execution in a very difficult situation. Two questions, first on your assumptions for rupee dollar exchange rate. What are you assuming for fiscal year '07?

Bala

Well it's ( Bala) here. We normally give the guidance in dollars and translate into rupees using the exchange rate at the end of the year. We assume it will be at 44.48 for the guidance.

Trip Chowdhry

I think - don't you think that is very conservative? And the reason I'm saying that, I'm running some models on my own and talking to a few economists, the cost of oil continues to rise and India is totally insufficient when it comes to oil. And some people are saying it may reach 48 rupees equals one dollar.

If that is the case, where does your fully diluted EPS estimate come in? Because by the way, the 56 cents you mentioned was on basic share count. On a fully diluted basis it was 64 and I believe your guidance is based on diluted, not basic share count.

Bala

No, our guidance is based on basic number of shares, not on diluted number of shares. And on the rupee dollar rate, the market is very volatile. There are various factors at play, not only the oil price, the Indian economy is growing strong. We are attracting a lot of capital so the <word inaudible> makes no difference. But I'm sorry, we don't try to be God and try to predict the rupee dollar rate for the whole year. We think what is the reality as of March end and use it for guidance.

Trip Chowdhry

That is good. Also the few data points we collected, IT and global services becoming very, very aggressive and a few of our contacts told that you missed a couple of deals to IBM global services. I was wondering from execution and tactical point of view, what are you doing that such a thing doesn't happen in future?

Kris

We compete very well with the multinational companies. We have won deals against them that have been projects where the client brought us in to take over in some cases. I don't want to be specific about who were the competitors in those cases. And we do compete very well with these companies.

We are seeing that when the deal gets split between infrastructure and applications we have an upper hand on the application side. And more and more on the infrastructure side also we are seeing that there is traction when the client starts <word inaudible>. Further, definitely we have a very good chance

Now we compete using a specific strategy. We look at what is the total value delivered by Infosys. It is just not rates what the client should look at. They should look at the quality of the deliverables, the maintenance costs. They should look at how fast the project is completed or cycle time. They should look at the implementation, the full required implementation cost of the process, total cost of ownership and the value delivered by executing that project.

And there we are very, very competitive. And we believe that we provide one of the lowest risk options to our clients with the high degree of predictability we have in delivering on time and within budget. So we compete very well with these multinational companies.

Trip Chowdhry

That is good. Also, internally last time (Mohan) mentioned that there was some skills mismatch between what they have on bench and what the customers are wanting. Two questions, has that been fixed? And another data point they are collecting is that the project management layer internally within Infosys is the weak spot in terms of execution. Are we doing anything to strengthen that layer within the corporation?

Thanks, and all the best.

Mohan

The mismatch was essentially between the kind of work that was happening and what was inside. I think most of it has been fixed. We have seen a accelerated degree of hiring for people in the second quarter and third quarter, and the fourth quarter. If you look at the figures you'll find that in the fourth quarter we have <phrase inaudible>. We have more people available to meet customer demand.

And as for the project management layer is concerned, we do have adequate people. When analyst put out a report and we give a clarification on the use of data for that, we are a role based organization where we have mapped competencies for each role and that competency ensures that the person that fits the role meets the capabilities required of the particular role. And we have an algorithm in terms of the number of people required at a senior level, the middle level and at the developer level. And we are well within that.

The challenges for companies as they grow is that when business becomes extremely complex, you have a number of verticals and horizontals and you keep getting projects from time to time, finding the right skill base to meet the right kind of requirement. And typically as Shibu said in our conference call in the afternoon, we have a success rate of 98%- 99% in finding this matches. And we normally do over 4500 to 5000 projects a year, about six to seven projects could go wrong in a year, which is a very, very insignificant percentage compared to the industry overall. This issue sometimes gets too overblown having people talk about it. We don't see this as a germaneissue.

Trip Chowdhry

Very good. All of us thank you.

Operator

Your next question comes from Midali Ghosh with Merrill Lynch.

Midali Ghosh

Yeah, hello. I actually wanted to dwell on two aspects; one is on the pricing environment. We have had some discussion even on the call in the morning. But I just wanted to understand how would you compare the pricing environment today versus let's say about a year back? And also in terms of - you know, the (sort of) like-to-like business and also in terms of the kind of increases that you might be seeing from your existing customers and may come up for renegotiation?

Shibulal

This is Shibulal. Our pricing environment continues to be a stable with an upward bias. What we said in the previous call to go forward. The newer contract, which we are signing are coming at above 3% to 5% above Infosys average. .

Also, in the renegotiations we are doing for the current MSAs we are getting 2% to 3% higher rate in most cases. This quarter we have seen an uptake in the revenue productivity .7% blended basis. So the pricing continues to be stable with an upward bias. .

Midali Ghosh

Shibu, you know, if you were to look at it about a year back, I mean would you say that the environment is actually a little stronger in terms of pricing power or would you say, you know, it's just similar ?

Shibu

A little stronger. I will say that it's a little stronger.

Midali Ghosh

Right. And this is only if you're trying to sort of pass on, let's say like a wage hike or, you know, even, you know, from a demand perspective, the power is actually improving ?

Shibu

I don't think it is something to with the wage hike. I think it is something to with the demand. . I believe in some is growth and demand and also the cost of living going up and things like that. The demand also is robust.

Midali Ghosh

Okay. Okay. That's very helpful. And then the second thing I just wanted to understand was on the client (word inaudible) where Infosys has shown very superior client <word inaudible>in the industry. And two things there, one is the top ten, the growth that you mentioned Mohan . Is that something - has the top ten changed between Q3 and Q4, that's one question?

Shibu Actually, if you look at our top five customers, it has gone up in percentage from 17.6 points to 18.6 from Q 3 to Q 4. . And top-ten clients, it has gone up from 29.9 points to 31 percent in Q4, which means that - and our repeat the business was a strong 92% in Q4, which means that we have been able to <word inaudible> our existing customers and that the large customers which we have, the top five and the top-ten customers are increasing in percentage slightly but that is going strongly.

Midali Ghosh

And I...

Man

The names in these customers, you know, who are the top five and the top ten keep's changing quarter to quarter.

Midali Ghosh

Okay. So even between quarter three and quarter four it has changed.

Shibu

Yes.

Midali Ghosh

Okay. Do you track the statistics which will say that let's say what your top ten customers were in Q3, how set has grown in Q4?

Shibu

They have grown in Q4.

Midali Ghosh

At above the company average?

Shibu

They have grown probably - because the number of changes in this customer base top ten cannot be, you know, more than two or three. So in that sense, they are growing above the company average.

Midali Ghosh

Okay, sure. And then finally...

Mohan

In the top ten, only one client has declined sequentially so I think there's much more stability in the top ten. You know, we have said earlier that changes in the top ten are the normal feature of life. Every quarter in the top ten, some clients could decline sequentially, most clients would grow and that gives us a good growth rate. And we also said that we can manage a churn in the top ten in any quarter.

But last year, we had a top ten turn and also we had a decline in one vertical in Financial Services North America and that's what made the first quarter of this year much less than the normal growth rate. We don't see that happening now. This quarter we have seen only one sequential decline in the top ten, I think that the top ten is in good shape.

Midali Ghosh

Okay. That's good. And just one final question if I may, in terms of the training capacity, I'm wondering if you could give us some update, you know, what those kinds of numbers, how much you're investing in training, etc.?

Mohan

Well, we are expanding the training facility in Mysore by adding another center, which can train up to about 9,000 people in a single sitting, in addition to the 4,500 people training center we have. We're also building 7,750 rooms work on the training center has started on the rooms would start because we need to get some statutory approvals. And I think by the end of this fiscal '07, ought to be in place. And we would have substantially added to our training capacity.

Midali Ghosh

Okay. Thank you very much.

Mohan

I will be spending about $150 million on both of them.

Operator

Your next question comes from Ashish Thadhani of Gilford Securities.

Ashish Thadhani

Yes. Good evening. Could you break out the performance of your subsidiaries? I believe in the last quarter, you disclosed a combined deficit of $2.4 million on revenue of $28. What might be the comparable number for this quarter?

Mohan

The combined revenue of the subsidiaries this quarter that is the fourth quarter is about $54 million...

Mohan

...last quarter was not $28; I think it was much more than that, $54 million. And we had net income on that of approximately $3.6 million. The $3.6 million on $54 million is about 6%, slightly more than 6%. So if you take 6% and the fact that we have a net income of close to 26%, it meant that 20% of $54 million is about $10 million is the profitability on the core business.

Ashish Thadhani

Uh-huh. Uh-huh. And then in your fiscal '07...

Mohan

Profitability of the core business which is made up for the subsidiaries.

Ashish Thadhani

Right. And in your fiscal '07 guidance, what assumptions might you have made implicitly for the subsidiaries?

Bala

Bala here, I think fiscal '07 we are assuming that Progeon and Australia will continue to make profit. And China and Consulting are still in the investment and growth pace so may be incurring losses.. So they will be something around $8 million loss from both of those subsidiaries.

Ashish Thadhani

For the last two subsidiaries. Okay. And, you know, what kind of headroom do you see in - specifically in offshore revenue mix which was 51% and utilization, which is at 77%, you know, over the next year? What might be assumptions on those two specific metrics?

Kris

So on offshore, we are currently running at 32% onsite and 68% offshore from an efforts basis.

Ashish Thadhani

Uh-huh.

Kris

The - this number would stay around the same; it may go up or down a little bit. But our target and our goal today is to keep it around the same number. Then the second part of the question was on utilization. We deliberately brought the utilization down to 77% by increasing hiring. So that we are prepared for fiscal '07, we are in a better business environment today and if let's say the business picks up, we should have a sufficient number of people to take advantage of that situation.

Clearly, the business environment is better and we decided that we will run at a slightly lower utilization so that if need be, we can accelerate growth..

Ashish Thadhani

Okay. Thank you.

Operator

Your next question comes from Joseph Foresi of Janney Montgomery Scott.

Joseph Foresi

Hi, gentlemen, a good quarter. My first question is around the human resources. What plan do you have in place or what do you have in place right now to sort of bring the trainees in and get them trained effectively and get them on the job well? And do you see the pool as being very stable?

Kris

When a trainee joins, they go through a 16-week training program. During the training, in the first six-seven weeks, they are taught the foundations of computer science, the fundamentals of computer science and the remaining eight-nine weeks, they're taught specific technologies and specific methodologies. For example, you know, Microsoft, Dot Net, architecture and technology, or Java, J2Etechnology, and (things like that).

And during this training, they further are tested and about 2% to 3% of people do not make it through the training right now. So it's a very rigorous training program.

After the training, they are then added to the billable pool and then they get absorbed in the projects over time, even when they join the projects, they are mentored and they are supervised to make sure that they are indeed developing to the expectations. Typically the first full year, that is the 18-week training plus the remaining 36 weeks, they are "in training" in some sense.

So we have a very rigorous programme . We have, on an ongoing basis, we have training on technology, on project management, on industry vertical knowledge, as well as leadership training. So training in Infosys learning at Infosys is a lifelong journey.

Joseph Foresi

My second question, as far as recruiting, can you give us a rough idea of what the split is versus campus and middle management where it may be going, where it may be headed in '07?

Kris

Well, we recruit 70% of our requirements from campuses and 30% at the experienced level.

Joseph Foresi

Okay. And just one last question on sort of the competitive environment, do you see yourselves being continually asked to participate in larger deals? And do you have any strategic plan as far as mergers and acquisitions are concerned? Sort of going forward, do you have your eyes on anything in the U.S. or abroad?

Kris

We find ourselves making the first cut in almost all large deals and in several of them making the final two-three and especially if it is an application outsourcing situations. We do make the final two-three. And then depending on how we are able to fit the requirements of the client to based on the terms and conditions, as to how the clients expectations meet our expectations, you know, then the deal gets decided; we win some, we lose some.

The second part of the question was on mergers and acquisitions. We are constantly on the lookout for companies to acquire. We look at acquisitions as a way to fill a strategic need of the company such as, you know, accelerating our growth in Continental Europe, which requires local language skills. - Or filling out our portfolio in an industry vertical like insurance or lifesciences or financial services or something like that. You know, we can buy somebody who's doing a niche consulting in that industry or who has got a solution for that industry.

But we are also cautious in the sense that we have certain - laid out certain parameters and only if those parameters are met, you know, we will go to the acquisition.

Joseph Foresi

Okay. Thank you.

Operator

Your next question comes from Julio Quinteros of Goldman Sachs.

Julio Quinteros

Good morning. This question is either for (Mohan) or (Bala) and I guess actually congratulations to both of you guys. (Mohan) for a job well done. And (Bala) for your future endeavors here.

I guess let me just get right into the first part of my question is related to margins and the decline in margins that we saw in the current March quarter. Can you decompose the components that drove the decline in margins? In your prepared statements I think you talked about the rupee having 1.3% margin drag. Can you kind of walk us through the other elements?

And then related to that how should we think about the margin profile of the company as we go through the quarters in fiscal year 2007? It seems to me like we'll still see some pressure out of June with the assumption that we would get a lot of recovery as we go through the back half of fiscal year '07 so I just want to understand how that progression looks.

Mohandas Pai

Yes let me - let me explain. Let me explain the change. The impact of the rupee has been 1.3% negative.

Increase in depreciation is 0.9% because in the fourth quarter we had a higher depreciation charge compared to the third quarter. In the fourth quarter the depreciation charge - I'll just read out the number to you. In the fourth quarter the depreciation charge was 5.5% of revenues. In the third quarter it was 4.6% of revenues. So we have 1.3% and 0.9%.

And then we had an increase in personal costs of 0.7% not on a per capita basis but just because we hired more people earlier than what we had given in the guidance. And we built up the number of people to take care going forward and that was 0.7% of costs.

So if you add up all that you get about 3% of costs and the 3% of costs makes up <word inabudible> of the decline in the margin of 3.1%.

And going forward for the next year is it going to be made up in the first quarter? I'll ask the new CFO, (Bala) to answer that because he'll have to answer you back after the first quarter.

Julio Quinteros

Well done.

Bala

Well, Bala here. In the first quarter we assume the operating margins to slightly come down maybe 100, 150 basis points due to the factor that we had the increased wages in India and also outside India that will have some impact on the margins. But over the year it gets normalized and on a year on year basis we assume the margins to be stable.

Julio Quinteros

And that scenario is a flat year over year operating margin for fiscal year '07 versus fiscal year '06?

Bala

Yes you are right.

Julio Quinteros

Okay. Can you talk about the levers that are available to improve margins as you go through the course of the year? Obviously I understand that growth is a big part of this. And I sort of was wondering, you know, as you look at it how much more can you benefit on the SG&A side? Can that go down? Is there opportunity to really, I guess, improve utilization pricing? Talk about the dynamics that are still available to you to help you offset the wage increase in the June quarter as you go through the next three quarters in fiscal '07.

Bala

There are multiple factors. One is the on site -off shore mix. As you know margins off shore are higher than the margins onsite. So any shift in that will give us some benefit.

Number two even though we talk about the increase in wages in India between 14 to 15% if you look at year on year since we are adding some 25,000 people at the gross level for next year, which consists of 60-65% percent freshers. . So the average per capita cost is not going to grow at the same level. That gives us some benefit.

And second on the G&A side the absolute value is not going to grow in tandem with the revenues. That gives us some benefit. And utilization rate any improvement will give us some 30, 40 basis point benefit on the margin. So we have lot of levers. G&A is the biggest thing.

And the pricing we assume to be stable and if the mix changes due to increase in value added services like package implementation or consulting that may give us some benefit.

So we have several levers and all these levers put together we assume that the margins to be stable for next year.

Julio Quinteros

Okay. Great. Now and I guess just from - my last question is related to the tax rate. The assumption for the tax rate it looks like it's a little lower than what I had. What's driving the changes in tax rate in fiscal '07 versus fiscal '06?

Bala

Well in fiscal '06 the effective tax rate is something around 11.4%. We had some tax <word inaudible>back in the third quarter of fiscal '06. if you discount that it would be around 11.5 to 11.9%. Going forward in fiscal '07 we assumed it to be stable with the effective tax rate of something around 11.5%.

Some of the units, which are operating under the STP scheme may go out of tax holiday at the end of fiscal '07. That will have some impact on fiscal '08 but it's not a material impact. Majority of the units get out of tax holiday in fiscal - end of fiscal '09.

So I think for next year we assume that effective tax rate to be in the region of 11.5 to 12%.

Julio Quinteros

Okay. Great. And then I guess just finally this is more of just a broader strategic question. Given that a majority of your people are still going to be coming from the campus levels do you run a risk - and this is, you know, longer term strategic question about the type of profile that you're hiring and the kind of work that you would like to get to. Meaning that if you truly want to get to the higher end work is the current base of employees that you're hiring the right base?

Mohandas Pai

Well let me deconstruct the model for you. At the very top of the pyramid we have Infosys consulting, which has 170 people, which is ramping up very rapidly. A top of the line consultant will get paid $220 plus for consulting work.

At the next level we have the enterprise solution group. We did about $330 million of revenue who are into SAP and Oracle implementation work. And they have 2,500 MBAs in the 4,500. And they're certainly growing at about 50% plus or thereabouts on an average for the last many years. And they have superior margins. And their rate are much higher. And they're going to grow very aggressively.

At the next level we have a solution design group and the solution design group is also helping enrich the verticals and the horizontals so that we could add greater value to a customer. And they are a small group but they are driving the value add part of the work.

It is true that we are adding a lot of people at the bottom chain because that is what is available. At the middle level when the industry grows at 30% a year for more than 12 years consequently there are going to be some stresses. That is why we are focusing on hiring at the top and the near top and this will disproportionately add to our revenues because they are growing faster and they have higher per capita revenues.

And from the middle and the bottom we are driving the capabilities of the people up by certification programs, by training programs, by richer mix of experience, and by job rotation, etcetera. So we have developed a model, which takes care of this issue and gives us enough room for growth as we go along.

Julio Quinteros

Okay. Thank you (Mohan). And I guess final question is related to attrition. Attrition on a trend total basis looks like it went up. Can you talk about where the people are going? Are they going to competitors, multinationals, captives, or back to school?

Mohandas Pai

Well 45% of the people go to other companies. And we track the number of companies - names of companies from what they tell us. We don't see any large number. Maybe the largest number of people is hundred who go to any particular company. And we are not worried about that. We don't see some other names you talk about at the top of the list.

Two, about 25% of people go to - go for higher education or go to ( <word inaudible> education. And the balance drop out of the way or, you know, don't tell us where they're going. So we don't know about that. So that is a residual amount.

If you look at that, it's 11.2%. And the bottom 5% has got an attrition about 50%. So that is 2.5%. So for the balance we had an attrition of 8.7%, which is very good. And we count attrition from the day a person joins either as a trainee or on probation until the person leaves unlike companies, which do not take the period of probation or the period of training for counting attrition.

And even in the training program maybe 2% of people that join do not pass the training program and they leave and they add to that.

If you look at the number of years experience and when people leave, people who have been with us more than 6 years leave us maybe 6.5%. And people who have been with us from one to three years have about 14%. And people within one to three years typically have a higher attrition rate because they want to finish the training and some of them want to go for higher education. Some of them want to change location or they go elsewhere.

So overall it is a fairly comfortable scenario. We have a very tough metrics collection in the sense that Our standards are very, very high. If you compare us to other companies you ought to make sure that the standards for all of the companies are high. We take it on a rolling average basis for the full year on an LTM basis. We don't take the year end figure or figures like that with a larger base to calculate the attrition.

Julio Quinteros

Okay. Great. Thank you very much.

Man

(Unintelligible) today.

Operator

Your next question comes from Abhishek Gami of Bank of America Securities.

Abhishek Gami

Yes, thank you.

A little follow up on the attrition question. The 6.5% rate for your more experienced people, how is that trended throughout fiscal '06? And what are your expectations for overall attrition and especially at the higher end level for fiscal '07?

Mohandas Pai

I think our expectation for attrition at the higher levels would be that there would be less than the company average because that is the record. Higher levels have lesser attrition than for the entire company because most of the attrition is in the one to three year level.

For example at the level of one to three years we have 14% like I said earlier and at the higher levels the attrition comes down. And we would expect the same level of attrition going forward.

In the quarter just gone by we hired about 1,200 laterals services business, which is very - which is the basic business up from 740 the previous quarter. So we have a large lateral training - lateral attraction program, which is working very well. The engine has been turned on. The engine is chugging well. And I think we are going to attract a lot more laterals.

I think this is an issue which has been slightly overblown because you know, we discussed the issue three quarters back. And we are past any of these challenges.

Abhishek Gami

Okay. Great. So what is baked into your guidance for fiscal '07 for total attrition?

Mohandas Pai

Well I would expect maybe 9 to 11% is the range that we would expect, which is built into the model.

Abhishek Gami

Okay. Great. Thank you very much.

Mohandas Pai

Folks we have to end this conference now. And I want to make a personal statement. I'll be stepping down as CFO with effect from the end of business hours on the thirtieth of April. My colleague (Bala) will be taking over from the first of May. I want to thank all of you for the wonderful time that I've spent talking to you and discussing with you and answering all your questions. And for taking your call on all the quarterly shows that we've had. It's been a very enjoyable experience.

I want to thank you for your kindness and for putting up with me and spending time. I do hope I've answered all your questions to the best of my ability. Thank you. Goodbye. And I do hope that we will continue the wonderful relationship that we have in terms of being able to answer your questions and carry on with my colleague (Bala) who is succeeds me on the first of May. Thank you very much.

Nandan

Let me also thank all of you for taking the trouble to come on the Easter weekend for this call and we are very grateful and we're sorry for any inconvenience caused to you. And you know, we are - we look forward to talking to you next quarter and also if there are other further questions please email them and we'll be happy to get back to you. Thank you very much and good night and good afternoon.

Operator

Ladies and gentlemen this concludes today's conference call. You may now disconnect.

END